Exhibit 99.2

NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS
REPORT ON VOTING RESULTS

Pretium Resources Inc. (the “Company”) held its Special Meeting of shareholders and holders of options (“Options”) to acquire shares (“Shares” and, together with Options, “Securities”) of the Company (collectively, the “Securityholders”) on January 20, 2022 (the “Meeting”) and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following voting results obtained at the Meeting:

Total Securities issued and outstanding on January 20, 2022:	188,327,174
Total Securities represented at the Meeting:	132,440,464
Percentage of total Securities represented at the Meeting:	70.32%

The matter considered at the Meeting is described in greater detail in the Company’s management information circular dated December 16, 2021 related to the Meeting (the “Circular”), available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.pretivm.com/investors/Newcrest-Transaction.

Based on the proxies received and a vote conducted by ballot at the Meeting, the special resolution (the “Arrangement Resolution”), the full text of which is included as Appendix A to the Circular, approving a plan of arrangement involving the Company, Newcrest Mining Limited and Newcrest BC Mining Ltd. under section 288 of the Business Corporations Act (British Columbia), as more fully described in the Circular, was approved by the Securityholders of the Company, voting together as a single class. The Arrangement Resolution received the following results at the Meeting:

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	126,452,815 (95.48%)	5,985,999 (4.52%)	Approved

DATED this 20th day of January 2022.